Exhibit 99.2

InterCure Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Alexander Rabinovitch, Chief Executive Officer, or failing him, and Amos Cohen, Chief Financial Officer, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in InterCure Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on December 14, 2023 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERCURE LTD.

December 14, 2023, 4:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF

THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-election of Ehud Barak to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 8, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the re-election of Alexander Rabinovich to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 8, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the re-election of Alon Granot to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 8, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the re-election of David Salton to the Board of Directors as an independent director, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 8, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s registered public accounting firm for the year ending December 31, 2023, and until the Company’s next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the audit committee, to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2023		Date_________, 2023
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.